Exhibit 6.1

Salary Continuation Agreement by and between

The Delaware National Bank of Delhi and Robert W. Armstrong

DELAWARE NATIONAL BANK OF DELHI
SALARY CONTINUATION AGREEMENT

THIS AGREEMENT is adopted this 16th day of March, 2005, by and between THE DELAWARE NATIONAL BANK OF DELHI, a national bank located in Delhi, New York (the “BANK”), and ROBERT W. ARMSTRONG (the “EXECUTIVE”).

INTRODUCTION

To encourage the Executive to remain an employee of the Bank, the Bank is willing to provide salary continuation benefits to the Executive. The Bank will pay the benefits from its general assets.

AGREEMENT

The Bank and the Executive agree as follows:

ARTICLE 1

DEFINITIONS

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

“ACTUARIAL EQUIVALENT” shall mean a benefit of equivalent current value to the benefit which could otherwise have been provided to the Executive, computed on the basis of the discount rates, mortality tables and other assumptions applicable under Section 417(e) of the Code in determining the actuarial equivalent of payments.

“CHANGE OF CONTROL” A “Change in Control” shall be deemed to have occurred in any of the following events:

(i)	Merger: Delhi Bank Corp. (“the “Company”) merges into or consolidates with another corporation, or merges another corporation into the Company, and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation.

(ii)	Acquisition of Significant Share Ownership: a report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 1.3(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company’s voting securities, but this clause (b) shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding voting securities;

(iii)	Change in Board Composition: During any period of two consecutive years, individuals who constitute the Company’s or the Bank’s Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company’s or the Bank’s Board of Directors; provided, however, that for purposes of this clause (iii), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (⅔) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period; or

(iv)	Sale of Assets: The Company or the Bank sells to a third party all or substantially all of its assets.

“CODE” means the Internal Revenue Code of 1986, as amended.

“DISABILITY” means the Executive’s suffering a sickness, accident or injury to such an extent that the Executive is receiving long-term benefits from the carrier of any individual or group disability insurance policy covering the Executive, or from the Social Security Administration. The Executive must submit proof to the Bank of the carrier’s or Social Security Administration’s determination upon the request of the Bank.

“EFFECTIVE DATE” means January 1, 2005.

“EARLY TERMINATION” means the Executive, prior to Normal Retirement Age, has terminated employment with the Bank for reasons other than Termination for Specially-Defined Cause, Disability, or Death.

“NORMAL RETIREMENT AGE” means the Executive’s 55th birthday.

“NORMAL RETIREMENT BENEFIT” means an annual benefit equal to 40% of the Executive’s highest annual rate of base salary in the three years preceding his Normal Retirement Date.

“NORMAL RETIREMENT DATE” means the later of the Normal Retirement Age or the date on which Termination of Employment, as defined below, occurs.

“TERMINATION OF EMPLOYMENT” means that the Executive ceases to be employed by the Bank for any reason, voluntary or involuntary, other than by reason of a leave of absence approved by the Bank.

“YEARS OF SERVICE” means the Executive’s years of employment with the Bank, commencing on the Executive’s hire date and including partial years of employment.

ARTICLE 2

LIFETIME BENEFITS

2.1 NORMAL RETIREMENT BENEFIT. Upon Termination of Employment on or after the Normal Retirement Age for reasons other than death, the Bank shall pay to the Executive in lieu of any other benefit under this Agreement. The Bank shall pay the Normal Retirement Benefit to the Executive commencing with the month following the Executive’s Normal Retirement Date, paying the Normal Retirement Benefit to the Executive for a period of 20 years.

2.2 EARLY TERMINATION BENEFIT. Upon Early Termination, the Bank shall pay to the Executive the benefit described in this Section 2.2 in lieu of any other benefit under this Agreement. The Early Termination benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the Participant’s termination of service. Payment of the Early Termination benefit shall be made in the form of five annual payments equal to 1/5th of the accrued liability balance with the first payment made in the month following the Executive’s termination date.

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2.3 DISABILITY BENEFIT. If the Executive or the Bank terminates employment due to Disability prior to Normal Retirement Age, the Bank shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Agreement. The amount of the Disability benefit is the Normal Retirement Benefit determined without regard to the Executive’s age at Termination of Employment. The Bank shall pay the Disability benefit under this Section 2.3 to the Executive commencing with the month following Executive’s Termination of Employment, paying the Disability benefit to the Executive for a period of 20 years.

2.4 CHANGE IN CONTROL. If the Executive terminates employment within two years following a Change in Control and prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Agreement. The annual amount of the Change in Control benefit is the Normal Retirement Benefit determined without regard to the Executive’s age at Termination of Employment. The Bank shall pay the Change in Control benefit under this Section 2.4 to the Executive not later than 30 days after his Termination of Employment in a lump sum that is the Actuarial Equivalent of the annual benefit determined under this Section 2.4.

ARTICLE 3

DEATH BENEFITS

3.1 DEATH DURING ACTIVE SERVICE. If the Executive dies while in the active service of the Bank, the Bank shall pay to the Executive’s beneficiary the benefit described in this Section 3.1 in lieu of any other benefits under this Agreement. The annual amount of the Death Benefit under this Section 3.1 is the Normal Retirement Benefit determined without regard to the Executive’s age at death. The Bank shall pay the Death benefit under this Section 3.1 to the Executive’s beneficiary commencing with the month following the Executive’s death, paying the Death benefit to the Executive’s beneficiary for a period of 20 years.

3.2 DEATH DURING PAYMENT OF A LIFETIME BENEFIT. If the Executive dies after any lifetime benefit payments have commenced under Article 2 of this Agreement but before receiving all such payments, the Bank shall pay the remaining benefits to the Executive’s beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3 DEATH AFTER TERMINATION OF EMPLOYMENT BUT BEFORE PAYMENT OF A LIFETIME BENEFIT COMMENCES. If the Executive is entitled to a lifetime benefit under Article 2 of this Agreement, but dies prior to the commencement of said benefit payments, the Bank shall pay the same benefit payments to the Executive’s beneficiary that the Executive was entitled to prior to death except that the benefit payments shall commence on the first day of the month following the date of the Executive’s death.

ARTICLE 4

BENEFICIARIES

4.1 BENEFICIARY DESIGNATIONS. The Executive shall designate a beneficiary by filing a written designation with the Bank. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and received by the Bank during the Executive’s lifetime. The Executive’s beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive’s estate.

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4.2 FACILITY OF PAYMENT. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Bank from all liability with respect to such benefit

ARTICLE 5

GENERAL LIMITATIONS

5.1 TERMINATION FOR SPECIALLY-DEFINED CAUSE. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Bank terminates the Executive’s employment for:

(i)	The willful and continued failure by the Executive to substantially perform his duties with the Bank (other than any such failure resulting from incapacity due to physical or mental illness), after a demand for specific performance is delivered to the Executive by the Board which identifies individual goals and objectives which must be accomplished to remedy the Executive’s performance, as well as provides rationale as to the reason the Board believes that he has not historically substantially performed his duties;

(ii)	Commission of a felony or of a gross misdemeanor involving moral turpitude; or

(iii)	Fraud, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive’s employment and resulting in an adverse effect on the Bank. For purposes of this paragraph, no act, or failure to act, on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Bank.

Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Specially-Defined Cause unless and until there have been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire authorized membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice and an opportunity for the Executive, together with counsel, to be heard before the Board), finding that in the good faith opinion of the Board he was guilty of conduct set forth above and specifying the particulars thereof.

ARTICLE 6

CLAIMS AND REVIEW PROCEDURE

6.1 CLAIMS PROCEDURE. An Executive or beneficiary who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1 INITIATION - WRITTEN CLAIM. The claimant initiates a claim by submitting to the Bank a written claim for the benefits.

6.1.2 TIMING OF BANK RESPONSE. The Bank shall respond to such claimant within 45 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

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6.1.3 NOTICE OF DECISION. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i)	The specific reasons for the denial;

(ii)	A reference to the specific provisions of the Agreement on which the denial is based;

(iii)	A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(iv)	An explanation of the Agreement’s review procedures and the time limits applicable to such procedures; and

6.2 REVIEW PROCEDURE. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

6.2.1 INITIATION - WRITTEN REQUEST. To initiate the review, the claimant, within 60 days after receiving the Bank’s notice of denial, must file with the Bank a written request for review.

6.2.2 ADDITIONAL SUBMISSIONS - INFORMATION ACCESS. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records .and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits.

6.2.3 CONSIDERATIONS ON REVIEW. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4 TIMING OF BANK RESPONSE. The Bank shall respond in writing to such claimant within 45 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.2.5 NOTICE OF DECISION. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i)	The specific reasons for the denial;

(ii)	A reference to the specific provisions of the Agreement on which the denial is based;

(iii)	A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits; and

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ARTICLE 7

AMENDMENTS AND TERMINATION

This Agreement may be amended or terminated only by a written agreement signed by the Bank and the Executive; provided, however, that the Bank may amend this Agreement without the Executive’s written consent to the extent such amendment is, in the judgment of the Bank’s outside counsel, necessary to conform the Agreement to the requirements of Section 409A of the Code and the regulations thereunder.

ARTICLE 8

MISCELLANEOUS

8.1 BINDING EFFECT. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, successors, administrators and transferees.

8.2 NO GUARANTEE OF EMPLOYMENT. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Bank, nor does it interfere with the Bank’s right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive’s right to terminate employment at any time.

8.3 NON-TRANSFERABILITY. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

8.4 REORGANIZATION. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another Bank, firm, or person unless such succeeding or continuing Bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event or upon a Change of Control, the term “BANK” as used in this Agreement shall be deemed to refer to the successor or survivor Bank.

8.5 TAX WITHHOLDING. The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement.

8.6 APPLICABLE LAW. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by federal law.

8.7 UNFUNDED ARRANGEMENT. The Executive and any beneficiary are general unsecured creditors of the Bank for the payment of benefits under this Agreement. The benefits represent the mere promise by the Bank to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer. assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive’s life is a general asset of the Bank to which the Executive and beneficiary have no preferred or secured claim.

8.8 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

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8.9 ADMINISTRATION. The Bank shall have powers which are necessary to administer this Agreement, including but not limited to:

(i)	Establishing and revising the method of accounting for the Agreement;

(ii)	Maintaining a record of benefit payments: and

(iii)	Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

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IN WITNESS WHEREOF, the parties to this Agreement set forth above consent to the terms of. this Agreement.

THE DELAWARE NATIONAL BANK OF DELHI

By

Title	Vice President

EXECUTIVE:

/s/ Robert W. Armstrong

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